Zalicus & Epirus
Investor Call
April 16, 2014
8:30AM
Filed by Zalicus Inc.
Pursuant to Rule 425 under Securities Act of 1933, as amended
Subject Company: Zalicus Inc.
Subject Company's Commission File No.: 000-51171

Forward Looking Statement

Any statements made in this press release relating to future financial or business performance, conditions, plans, prospects, trends, or strategies and other financial and business matters, including without limitation, the potential closing date of the transaction, the amount of Zalicus’s net cash at closing, and the prospects for commercializing or selling any medicines or other products, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, when or if used in this press release, the words "may," "could," "should," "anticipate," "believe," "estimate,"
"expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to Epirus, Zalicus or the management of either company, before or after the aforementioned merger, may identify forward-looking statements. Epirus and Zalicus caution that these forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time. Important factors that may cause actual results to differ materially from the results discussed in the forward-looking statements or historical experience include risks and uncertainties, including the failure by Epirus or Zalicus to secure and maintain relationships with collaborators; risks relating to clinical trials; risks relating to the commercialization, if any, of Epirus’ or Zalicus’ proposed product candidates
(such as marketing, regulatory, product liability, supply, competition, and other risks);
dependence on the efforts of third parties; dependence on intellectual property; and risks that Epirus or Zalicus may lack the financial resources and access to capital to fund proposed operations. Further information on the factors and risks that could affect Zalicus’
business, financial conditions and results of operations are contained in Zalicus’ filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The forward-looking statements represent the estimate of Epirus and Zalicus as of the date hereof only, and Epirus and Zalicus specifically disclaim any duty or obligation to update forward-looking statements.

Additional Information
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of
Epirus or Zalicus or the solicitation of any vote or approval. In connection with the proposed transaction, Zalicus will file with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will contain important information about Epirus, Zalicus, the transaction and related matters. Epirus and Zalicus will mail or otherwise deliver the joint proxy statement/prospectus to their respective stockholders when it becomes available. Investors and security holders of Epirus and Zalicus are urged to read carefully the joint proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.
Investors and security holders of Zalicus will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by
Zalicus through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Zalicus will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger
(when it is available) by contacting Zalicus, Attn: Justin Renz, jrenz@zalicus.com. Investors and security holders of Epirus will be able to obtain free copies of the joint proxy statement/prospectus for the merger by contacting Epirus, Attn: Edward Scott, escott@epirusbiopharma.com.
Epirus and Zalicus, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between
Epirus and Zalicus. Information regarding Zalicus’ directors and executive officers is contained in Zalicus’
Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on
March 14, 2014, and will also be available in the joint proxy statement/prospectus that will be filed by Zalicus with the SEC in connection with the proposed transaction. Information regarding Epirus’ directors and officers and a more complete description of the interests of Zalicus’ directors and officers in the proposed transaction will be available in the joint proxy statement/prospectus that will be filed by Zalicus with the SEC in connection with the proposed transaction.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS
AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY
VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

Transaction Overview

Overview
The merger will create a publicly traded, global biosimilar enterprise focused on improving patient access to important medicines
The new company will operate as Epirus Biopharmaceuticals, Inc.
Leadership of the New Company
Amit Munshi will serve as the President and CEO
Dr. Mark H.N. Corrigan will serve as Chairman of the Board of Directors
Post-Close Ownership Will Depend On Zalicus’s Cash at Closing
Zalicus’s Cash at Closing Epirus Ownership Zalicus Ownership
Greater than or equal to $12M 81% 19%
Greater than or equal to $9M
but less than $12M
83% 17%
Less than $9M 86% 14%

Zalicus Highlights

Experienced management team, based in Cambridge, MA
Focus on novel treatments for patients suffering from pain and inflammation
P2 pipeline asset Z944, an oral T-type Calcium Channel Modulator which demonstrated reduced neuropathic (capsaicin) and
inflammatory (UV) and reduced subjective VAS pain scores in a clinical pain model
Global clinical trial experience including Rheumatoid Arthritis study in
Europe
– Synavive P3 trial with 79 worldwide sites and 362 patients
– Access to leading European KOLs in Rheumatoid Arthritis
– Rheumatoid Arthritis experience in Eastern Europe and Latin America

Epirus Highlights
Experienced management team, with headquarters in Boston, MA
Focus on biosimilar development, manufacturing and commercialization
Multi-product pipeline with late stage lead asset, BOW015 (infliximab), biosimilar to Remicade®, with positive P1 and P3 clinical data and an additional P3 trial planned in Europe
Multiple commercialization partnerships in global markets
$74M raised in two private rounds
Investors include TPG Biotech
®
, Montreux Equity Partners, 5AM Ventures,
Livzon Mabpharm, Inc. (China), Adage Capital, Greenwoods Investment
(China), Gibralt US, Inc. (Canada), Monashee Capital Partners LP, and an
investment affiliate of Mousse Partners (NY, China)
~$33M in cash (April, 2014)

Rationale for the Combined Entity
Will Support Future Clinical Development Activities
Zalicus experience conducting global Rheumatoid Arthritis trials will support planned European P3 study for lead Epirus asset
Will Accelerate Public Listing
Minimizes market risk
Enables deployment of Epirus strategy
Will Provide Access to Public Capital
Fuels global development and commercialization of pipeline
Enables European commercial infrastructure build

Combined company poised for success
Well-capitalized publicly traded biopharmaceutical
company, based in Boston, MA
Focused on global biosimilar development, manufacturing
and commercialization
Experienced leadership team and board
Robust multi-product pipeline including late stage
program, BOW015 (infliximab)
Global development and commercialization partnerships

Thank You